SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 24, 2006

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated herein are the following items to be mailed to the Registrant’s shareholders:

(1)	Registrant’s Notice of 2006 Annual General Meeting and Proxy Statement in connection with the 2006 Annual General Meeting of shareholders of the Registrant to be held on December 31, 2006.

(2)	Proxy Card in connection with the said 2006 Annual General Meeting of shareholders of the Registrant.

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

Dated: November 24, 2006

3